

March 31, 2011

Steven J. Wagenheim
President and Chief Executive Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416

> **Re: Granite City Food & Brewery Ltd.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 17, 2011**
> **File No. 000-29643**

Dear Mr. Wagenheim:

We have reviewed your responses to the comments in our letter dated
March 9, 20111 and have the following additional comments. All page numbers below
correspond to the marked version of your filing.

General

1. We note your response to our prior comment one. Please mark your proxy card as
   "Preliminary Copy," as required by Rule 14a-6(e)(1).

Proxy Statement for Special Meeting of Shareholders, page 1

2. We note your disclosure on page 1 that you are seeking a vote on "[a]dvisory approval of
   the frequency of shareholder votes on [your] executive compensation program." Please
   revise to clarify that you are seeing an advisory vote to determine whether the
   shareholder votes on your executive compensation program will occur every one, two or
   three years.

What are our directors' recommendations, page 2

3. Please revise to briefly discuss the interests that members of the board have in the
   proposals. Please discuss the cash and non-cash compensation to be paid to board
   members including independent board members in connection with the transactions, as
   discussed on pages 25 and 26. Additionally please discuss the interests of directors and
   officers in proposal three disclosed on page 69.

Introduction to Proposal No. 1 and Proposal No. 2, page 10

Ownership of Shares after the Transactions, page 30

4. We note your disclosure in footnotes 2 and 3 to the beneficial ownership table on page 31. Please advise as to why the number of shares beneficially owned by Mr. Dunham does not equal the sum of 4,666,666 and 64,097.

Proposal No. 2, page 48

Director Compensation Table, page 59

5. We note your disclosure on page 59 in footnote (a) to your Director Compensation Table that "[t]he assumptions made in valuation are those set forth in Note to the consolidated financial statements in [your] Form 10-Q for the thirty-nine weeks ended September 28, 2010." Please update your disclosure to refer to your Form 10-K for fiscal year ended 2010.

Proposal No. 3, page 65

6. We note your response to our prior number 4 and reissue in part. If there is a possibility of dilution that may occur as a result of implementation of proposal 3, please discuss in the carryover paragraph on pages 65 and 66. Please also revise your disclosure on page 68 under "Effect on Shareholders" to discuss the potential impact on existing shareholders rather than stating that you are unable to predict the precise impact. Additionally please expand the Q&A "How might the transactions adversely affect our common stockholders?" on page three to provide a brief discussion of these matters.

Proposal No. 4, page 72

7. Please revise to balance your disclosure regarding proposal 4 to briefly discuss the impact the implementation of proposal 4 will have on dilution and the relative rights of your current shareholders such as voting power and equity ownership. Additionally please expand the Q&A "How might the transactions adversely affect our common stockholders?" on page three to provide a brief discussion of these matters.

8. Please include the bridge loan and the proposed amendment to the bridge loan as an appendix to your preliminary proxy statement on Schedule 14A or explain why this is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

Dana Brown
Attorney-Advisor

cc: Via facsimile: (612) 977-8650
        Brett D. Anderson, Esq.
        Avron L. Gordon, Esq.
        Briggs and Morgan